CONSENT OF RBC DOMINION SECURITIES INC.

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F (the “Form 40-F”) being filed by Kirkland Lake Gold Ltd. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with the Joint Management Information Circular of the Company and Kirkland Lake Gold Inc. dated October 28, 2016 (the “Joint Circular”), which includes reference to RBC Dominion Securities Inc. (“RBC”) in connection with the Fairness Opinion of RBC dated September 28, 2016.

The undersigned further consents to the filing of the fairness opinion and the related descriptions in the Joint Circular with the Form 40-F.

/s/ RBC Dominion Securities Inc.
RBC DOMINION SECURITIES INC.

Date: August 4, 2017